Exhibit 99.1

Alexco closes $9 million flow-through equity financing

VANCOUVER, June 13, 2018 /CNW/ - Alexco Resource Corp. (NYSE AMERICAN: AXU, TSX: AXR) ("Alexco" or the "Company") is pleased to announce that it has closed the previously announced flow-through bought deal public offering (the "Offering") with a syndicate of underwriters including Cormark Securities Inc. and Canaccord Genuity Corp. The Company issued a total of 4,703,000 flow-through common shares (the "Flow-Through Shares") at a blended price of C$1.92 per share for gross proceeds C$9,041,150.

The issued securities are comprised of: (i) 966,500 flow-through shares with respect to "Canadian exploration expenses" priced at C$2.05 per Flow-Through Share; (ii) 1,736,500 flow-through shares with respect to "Canadian exploration expenses" that also qualify as "flow-through mining expenditures" priced at C$2.05 per Flow-Through Share; and (iii) 2,000,000 flow-through shares with respect to "Canadian development expenses" priced at C$1.75 per Flow-Through Share.

The gross proceeds from the sale of the Flow-Through Shares will be used to fund a surface exploration program, continue the underground drilling program at the Bermingham deposit, and also continue development of the Flame & Moth decline at the Company's Keno Hill Silver project, which qualify as Canadian exploration expenses (within the meaning of the Income Tax Act (Canada)). The Company will renounce such Canadian exploration expenses with an effective date of no later than December 31, 2018.

This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, including in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any securities laws of any state of the United States and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

About Alexco
Alexco holds the historical high grade Keno Hill Silver District located in Canada's Yukon Territory. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning the Offering and the use of proceeds thereof, Alexco's anticipated results and developments in Alexco's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to the anticipated use of proceeds, future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to regulatory approval of the Offering; actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, Alexco has applied several material assumptions, including, but not limited to, the assumption that Alexco will be able to raise additional capital as necessary, that the proposed exploration and development will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Alexco expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

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SOURCE Alexco Resource Corp.

View original content: http://www.newswire.ca/en/releases/archive/June2018/13/c2137.html

%CIK: 0001364128

For further information: Clynton R. Nauman, Executive Chairman and Chief Executive Officer, Lisa May, Director of Investor Relations, Phone: (778) 945-6577, Email: lmay@alexcoresource.com

CO: Alexco Resource Corp.

CNW 08:31e 13-JUN-18